UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

Commission File Number: 001-42571

INTERCONT (CAYMAN) LIMITED

39 Ocean Drive Singapore

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

On June 5, 2026, at 9:00 a.m., Eastern Time (June 5, 2026 at 9 p.m. Beijing Time), Intercont (Cayman) Limited (the “Company”) held a meeting of the holders of class A ordinary shares (the “Class A Ordinary Shares”) (the “Class A Meeting”) at 12th Floor, Building 1, 16 Bailongjiang East Street, Jianye District, Nanjing City, Jiangsu Province, China. Immediately following the Class A Meeting, the Company held an extraordinary general meeting of the shareholders of the Company (the “EGM”) (together, the “Meetings”), at the same location.

Holders of Class A Ordinary Shares as of the Record Date are entitled to one (1) vote for each Class A Ordinary Share for each of the proposals and holders of Class B Ordinary Shares as of the Record Date are entitled to thirty (30) votes for each Class B Ordinary Share for each of the proposals.

Class A Meeting

Holders of 702,356.90 Class A Ordinary Shares of the Company were present in person or by proxy at the Class A Meeting, representing approximately 48.851% in nominal or par value amount of the issued Class A Ordinary Shares as of the Record Date, and therefore constituting a quorum of one or more Shareholders holding or representing by proxy at least one-third of the issued and outstanding Class A Ordinary Shares entitled to vote at the Class A Meeting. The matters voted on at the Class A Meeting were approved. The final voting results for the matters submitted to a vote of shareholders at the Class A Meeting are as follows:

Proposal One: Increase of Class B Ordinary Shares in the Authorised Share Capital Proposal

	For	Against	Abstain
Proposal 1: To increase the Authorised Share Capital of the Company to US$250,000,000.00 divided into 100,000,000,000 Ordinary Shares of par value of US$0.0025 each, comprising of (A) 80,000,000,000 Class A Ordinary Shares; and (B) 20,000,000,000 Class B Ordinary Shares (the “Increase of Share Capital”), by redesignation of: (1) the newly increased and unissued 79,960,206,598.04 Ordinary Shares be redesignated as Class A Ordinary Shares; and (2) the newly increased and unissued 19,999,793,401.96 Ordinary Shares be redesignated into Class B Ordinary Shares	702,124.10	232.80	0

Proposal Two: Change of Voting Rights of Class B Ordinary Shares Proposal

	For	Against	Abstain
Proposal 2: following the Increase of Share Capital, to change Class B Ordinary Share Voting Right from thirty votes per one Class B Ordinary Share to one hundred votes per one Class B Ordinary Share on all matters subject to the votes at general meetings of the Company (the “Change of Voting Right of Class B Ordinary Shares”).	702,124.10	232.80	0

Extraordinary General Meeting

Holders of 705,163.80 Class A Ordinary Shares and holders of 206,598.04 Class B Ordinary Shares of the Company were present in person or by proxy at the EGM, representing approximately 49.047% of the 1,437,740 outstanding Class A Ordinary Shares and 100% of the 206,598.04 outstanding Class B Ordinary Shares as of the Record Date, and therefore constituting a quorum of at least one-third of all votes attached to all outstanding voting shares in issue and entitled to vote at the EGM. All matters voted on at the EGM were approved. The final voting results for the matters submitted to a vote of shareholders at the EGM are as follows:

Proposal One: Increase of Share Capital Proposal

For	Against	Abstain

Proposal 1: to increase the authorized share capital of the Company (the “Authorised Share Capital”) to US$250,000,000.00 divided into 100,000,000,000 ordinary shares of par value of US$0.0025 each (each an “Ordinary Share”), comprising (A) 80,000,000,000 Class A Ordinary Shares of a par value of US$0.0025 each; and (B) 20,000,000,000 Class B Ordinary Shares of a par value of US$0.0025 each (the “Increase of Share Capital”), by redesignation of:

(1) the newly increased and unissued 79,960,206,598.04 Ordinary Shares be redesignated as Class A Ordinary Shares; and

(2) the newly increased and unissued 19,999,793,401.96 Ordinary Shares be redesignated into Class B Ordinary Shares.

911,761.84	322.80	0

Proposal Two: Change of Voting Rights of Class B Ordinary Shares Proposal

	For	Against	Abstain
Proposal 2: following the Increase of Share Capital, to change Class B Ordinary Share Voting Right from thirty (30) votes per one Class B Ordinary Share to one hundred (100) votes per one Class B Ordinary Share on all matters subject to the votes at general meetings of the Company (the “Change of Voting Right of Class B Ordinary Shares”).	911,761.84	116.80	206

Proposal Three: Charter Amendment Proposal

	For	Against	Abstain
Proposal 3: subject to and conditional upon approval by the shareholders of Proposal No. 1 and Proposal No. 2 and all requisite class consents being obtained, to adopt by the Company of the third amended and restated articles of association of the Company (the “AR M&A”) in replacement of the second amended and restated memorandum and articles of association as adopted on January 26, 2026 (the “Existing Articles”) to reflect the Increase of Share Capital, the Change of Voting Right of Class B Ordinary Shares and other clarification changes.	911,761.84	116.80	206

Proposal Four: Consolidation of Shares Proposal

	For	Against	Abstain
Proposal 4: Following the Increase of Share Capital, to effect a reverse share split to the Company’s authorised issued and unissued Class A Ordinary Shares by way of a consolidation (the “Share Consolidation”) at an exchange ratio which no less than one-for-two (1:2) and no greater than one-for-one thousand (1:1000) (the “Further Revised RS Ratio”) such that the number of authorised issued and unissued Class A is decreased by the Further Revised RS Ratio and the par value of each authorised, issued and outstanding Class A is increased by the Further Revised RS Ratio (together, the “Further Revised Reverse Share Split”), with such Further Revised Reverse Share Split to be effected at such time and date, if at all, and at a precise Further Revised RS Ratio up to a maximum of one-for-one thousand (1:1000), in each case, as determined by the Directors at their discretion within a period of five years of obtaining the requisite shareholder approval for the Further Revised Reverse Share Split (the “Further Revised Effective Time”).	911,777.84	100.80	206

Proposal Five: Fractional Entitlements Proposal

	For	Against	Abstain
Proposal 5: in respect of any fractional entitlements to the issued consolidated shares resulting from the Further Revised Reverse Share Split, if so determined by the Directors in their sole discretion, the Directors be and are hereby authorised to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalising all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account, to the extent as permitted by the applicable laws) whether or not the same is available for distribution and applying such sum in paying up unissued Class A Ordinary Shares to be issued to shareholders of the Company to round up any fractions of Class A Ordinary Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation.	911,778.64	100.00	206

A copy of the Third Amended and Restated Memorandum of Association is filed as Exhibit 3.1 to this report.

EXHIBIT INDEX

Exhibit Number	Description
3.1	Third Amended and Restated Memorandum and Article of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2026	Intercont (Cayman) Limited

	By:	/s/ Muchun Zhu
Muchun Zhu
Chief Executive Officer

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